E.R.

SE(19008785 ƆN

OMB APPROVAL
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SEC FILE NUMBER
8-34999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Financial Services, Inc.
(a wholly owned subsidiary of UMB Financial Corporation)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City	Missouri	64106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Gates (816) 860-8796
(Area Code - Telephone No.)

President and Chief Financial Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

1000 Walnut Street, Suite 1100	Kansas City	Missouri	64106-2162
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

AFFIRMATION

I, Angela Gates, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Financial Corporation) as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angela Gates   3-1-19

Signature   Date

President

Title

Robin R. Waters

Notary Public

ROBIN R. WATERS
Notary Public - Notary Seal
STATE OF MISSOURI
CLAY County
My Commission Expires: May 3, 2021
Commission # 13781212

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Financial Corporation)

SEC I.D. No. 8-34999

Financial Statements as of and for the Year Ended December 31, 2018, Supplemental Schedules as of December 31, 2018 and Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

TABLE OF CONTENTS

		Page
Report of Independent Registered Public Accounting Firm		
Statement of Financial Condition		1
Statement of Income		2
Statement of Change in Stockholders' Equity		3
Statement of Cash Flows		4
Notes to Financial Statements		5–12
SUPPLEMENTAL SCHEDULES		13
(I)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	14
(II)	Computation for Determination of Customer Account Reserve and PAB of Brokers And Dealers Under Rule 15c3-3 of the Securities Exchange Commission	15
(III)	Information for Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission	15

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. (the Company) as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2014.

Kansas City, Missouri
March 1, 2019

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	25,270,424
Investment securities - at fair value		8,410,487
Receivable from clearing broker		1,357,241
Other receivable		176,311
Deferred income tax assets, net		287,647
Income tax receivable		735,861
Prepaid expenses		62,291
Total assets	$	36,300,262
LIABILITIES		
Sales commission payable	$	238,860
Deferred compensation plan		1,138,402
Accrued profit sharing payable		27,153
Securities sold, not yet purchased - at fair value		8,456,153
Other accruals		211,513
Total liabilities		10,072,081
STOCKHOLDERS' EQUITY		
Common stock, $100 par value; 1,000 shares authorized, issued, and outstanding		100,000
Additional paid-in capital		16,050,000
Retained earnings		10,078,181
Total stockholders' equity		26,228,181
Total liabilities and stockholders' equity	$	36,300,262

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Securities commissions	$	794,757
Gains on trading accounts, net		641,439
Revenue from sale of investment company shares		1,688,759
Fees		4,636,040
Insurance fees and commissions		1,041,632
Other revenue		1,911,563
Total revenues		10,714,190
EXPENSES:		
Employee compensation and benefits		4,594,320
Regulatory fees and expenses		93,309
Other		2,536,880
Total expenses		7,224,509
Income before income taxes		3,489,681
Income tax expense		811,006
NET INCOME	$	2,678,675

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - January 1, 2018	$ 100,000	$11,050,000	$ 7,399,506	$18,549,506
Net income	—	—	2,678,675	2,678,675
Capital contributions	—	5,000,000	—	5,000,000
Balance - December 31, 2018	$ 100,000	$16,050,000	$10,078,181	$26,228,181

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,678,675
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(1,317)
Changes in:		
Investment securities		(5,236,643)
Receivable from clearing broker		(535,733)
Other receivable		37,912
Prepaid expenses		29,273
Sales commission payable		168,249
Deferred compensation plan		(38,001)
Accrued profit sharing payable		(121,612)
Securities sold, not yet purchased		5,818,443
Other accruals		15,260
Income taxes		(1,310,475)
Net cash provided by operating activities		1,504,031
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		5,000,000
Net cash provided by financing activities		5,000,000
Increase in cash and cash equivalents		6,504,031
Cash and cash equivalents at beginning of period		18,766,393
Cash and cash equivalents at end of period	$	25,270,424
Supplemental disclosures:		
Income taxes paid	$	2,122,797

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations

UMB Financial Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of UMB Financial Corporation (UMBFC).

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including UMB Bank, N.A. (UMB Bank) and correspondent banks) through the facilities of National Financial Services, LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company also engages in securities transactions on a principal basis. The Company's business is reliant upon its relationship with UMBFC and UMB Bank. Therefore, the Company's financial condition and operations could be materially different if the Company operated on a stand-alone basis.

The Company's clearing broker is NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, (the "Act").

Pursuant to an agreement between the Company and its clearing broker (NFS), NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and Cash Equivalents

Cash and cash equivalents includes deposits held by the Company through UMB Bank and used for operations, cash in transit deposited by the Company's customers that is designated for payment to a third party, and cash held at broker and dealer that is held in a money market fund. As of December 31, 2018, cash held at UMB Bank and cash held at NFS totaled \$6,020,424 and \$19,250,000, respectively. For all funds received on behalf of customers, the Company records an offsetting account payable and makes payment on behalf of the customer the next business day.

Investment Securities

Marketable securities, which consist of U.S. agency obligations and corporate debt, are carried at fair value based on quoted market prices for those or similar securities, with unrealized gains or losses included in the Gains on trading accounts, net line on the statement of income. Such transactions are recorded on a trade date basis.

Securities Sold, Not Yet Purchased

Securities sold, but not yet purchased are carried at fair value based on quoted market prices for those or similar securities, with gains and losses included in the Gains on trading accounts, net line on the statement of income.

Receivable from Clearing Broker

Receivable from clearing broker consists of commissions receivable from a third party clearing broker. These commissions are transaction-based fees that are recorded when trades are executed.

Other Receivable

Other receivables consist of 401(k) fees, 12b-1 fees, variable annuity, and institutional underwriting receivables that are not processed through a clearing broker. These receivables are transaction-based fees that are recorded when trades are executed.

Deferred Compensation Plan

Deferred compensation plan represents compensation deferred by certain employees. The liability is carried at fair value based on quoted market prices or dealer quotes.

Commissions

Commission revenues and expenses are recorded on a trade date basis. Commissions represent transaction-based fees that are recorded when trades are executed.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2018. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2014. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to UMBFC in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2018, the Company had no accrued interest or penalties related to uncertain tax positions.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through March 1, 2019, which is the date the financial statements were available to be issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in these financial statements.

2. RELATED-PARTY TRANSACTIONS

The Company entered into the following related party transactions with UMBFC and its subsidiaries:

Purpose	Amount	Related Party	Statement	Classification
Management fees	$ 472,048	UMBFC	Income	Other expense
Income taxes	811,006	UMBFC	Income	Income tax expense
Stock-based compensation	37,338	UMBFC	Income	Employee compensation & benefits
401(k) profit sharing	27,153	UMBFC	Financial Condition	Accrued profit sharing payable
License maintenance fees	313,947	UMB Bank	Income	Fees
Trust relationship manager fees	477,368	UMB Bank	Income	Other revenue
Investment advisory fees	219,131	UMB Bank	Income	Other expense
Support services	1,562	UMB Bank	Income	Other expense
Corporate Underwriting referral fees	173	UMB Bank	Income	Other expense
Group life insurance fees	79,250	UMB Insurance, Inc.	Income	Other revenue
Fixed annuity fees	120,790	UMB Insurance, Inc.	Income	Other revenue
Individual life fees	59,230	UMB Insurance, Inc.	Income	Other revenue
Individual health insurance fees	4,314	UMB Insurance, Inc.	Income	Other revenue
Variable annuity fees	153,149	UMB Insurance, Inc.	Income	Other expense

Management fees and support services

UMBFC charges the Company a monthly management fee for its proportional share of actual expenses of certain operational and administrative functions. UMB Bank charges the Company for various support services including postage and office occupancy. These amounts are based on the costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party.

Income taxes

UMBFC charges the Company for their allocation of current and deferred federal and state income tax expense based on the Company's share of the consolidated tax expense.

401(k) profit sharing and stock-based compensation

The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary deduction. The Company makes matching contributions and may elect to make discretionary payments to the plan. Additionally, the Company participates in the Long-Term Incentive Compensation Plan (LTIP) administered by UMBFC. The plan consists of performance-based and service-based stock and stock unit awards, along with non-qualified stock options.

License maintenance fees

The Company receives fees from UMB Bank for maintaining FINRA compliance for UMB Bank licensed associates. Services provided by the Company include record tracking, annual certification training, licensed associate supervision and regulatory response inquiries.

Trust relationship manager fees

The Company receives fees from UMB Bank for acting as relationship manager for certain trust customers, to act as an agent in this relationship, and to provide fiduciary services.

Investment advisory fees

The Company pays fees to UMB Bank for investment advisory services related to the Company's mutual fund wrap fee program. Services include asset allocation advice, investment research, outside fund manager reporting, and client consulting.

Corporate underwriting referral fees

UMB Bank charges the Company a five percent fee on net receipts for referring institutional underwriting services. The Company participates in an underwriting syndicate acting as a co-manager in underwriting arrangements.

Annuity fees

UMB Insurance, Inc. (UMB Insurance) charges the Company for administrative services provided on variable annuity products sold by the Company. Variable annuity products are investment products sold by the Company and administered by UMB Insurance. Additionally, UMB Insurance enters into fixed annuity contracts with customers. The Company sells the investment products and receives fees from UMB Insurance for those services.

Insurance fees

UMB Insurance enters into group life, individual life, and individual health insurance contracts with customers. The Company sells the investment products and receives fees from UMB Insurance for those services.

3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2018, the Company had net capital, as defined, of $18,952,994, which was $18,702,994 in excess of its minimum net capital requirement of $250,000. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1 as of December 31, 2018.

4. INCOME TAXES

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35 percent to 21 percent for tax years beginning after December 31, 2017. The Company recognized the income tax effects of the Tax Act in its 2017 financial statements, and upon completion of the 2017 tax return, recorded a favorable provision-to-return adjustment in its 2018 financial statements. As of December 31, 2018, we consider the accounting for the effects of the rate change on our deferred tax balances to be complete.

The provision for income tax expense for the year ended December 31, 2018 consists of the following:

Current tax expense:		
Federal	$	694,850
State		117,473
Total current tax expense		812,323
Deferred tax benefit:		
Federal		15,767
State		(17,084)
Total deferred tax benefit		(1,317)
Total tax expense	$	811,006

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 21% to income before income taxes. The reasons for these differences at December 31, 2018 are as follows:

Tax benefit at statutory rate of 21%	$	732,833
State income taxes - net of federal effect		79,725
Non-deductible expenses		3,901
Impacts related to the 2017 Tax Act		5,025
Other		(10,478)
Total	$	811,006

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

As of December 31, 2018, the Company had $735,861 of income taxes receivable recorded of which the balance principally relates to amounts due from affiliates for its share of taxes related to consolidated federal and state taxes.

The tax effects of temporary differences that give rise to the significant portions of the deferred taxes at December 31, 2018 are as follows:

Deferred tax assets:		
Accrued profit sharing	$	5,456
Accrued bonus		2,271
Stock compensation		34,303
Deferred compensation		259,027
Other accrued expenses		763
Total deferred tax assets		301,820
Deferred tax liabilities:		
Prepaid expenses		(14,173)
Total deferred tax liabilities		(14,173)
Net deferred income tax asset	$	287,647

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2018, did not have a material effect on the Company's financial statements.

During the year ended December 31, 2018, the Company had no pending or threatened litigation.

6. GUARANTEES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts due to, but not limited to, volatile trading markets, which may impair the customers' ability to satisfy their obligations. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, investment securities, receivable from clearing broker, deferred compensation, and securities sold not yet purchased. The estimated fair value of such financial instruments at December 31, 2018, approximate their carrying value as reflected in the statement of financial condition.

The Company classifies its fair value measurements in accordance with ASC 820, *Fair Value Measurement*. ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively trading. A valuation is considered to be

"Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management. Assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31, 2018. There was no transfer between valuation levels during the year.

	Fair Value Measurement at Reporting Date Using			Total
	Level 1	Level 2	Level 3	Fair Value
Assets				
U.S. Agencies	$ —	$ 1,285,986	$ —	$ 1,285,986
Corporates	7,124,501	—	—	7,124,501
Total	$ 7,124,501	$ 1,285,986	$ —	$ 8,410,487
Liabilities				
Deferred compensation	$ 1,138,402	$ —	$ —	$ 1,138,402
Securities sold, not yet purchased	—	8,456,153	—	8,456,153
Total	$ 1,138,402	$ 8,456,153	$ —	$ 9,594,555

8. REVENUE RECOGNITION

As of January 1, 2018, the Company adopted Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* – Accounting Standards Codification (ASC) 606 and all subsequent Accounting Standard Updates (ASUs) that modified ASC 606. The Company has elected to apply the ASU and all related ASUs using the modified retrospective approach. The implementation of the guidance had no material impact on the measurement or recognition of revenue.

The following is a description of the principal activities from which the Company generates revenue:

Securities commissions – Securities commissions primarily represent income earned related to providing brokerage transaction services, including commissions on equity and commodity trades. The performance obligations related to transaction services are executing the specified trade and are priced according to the customer's fee schedule. Such income is recognized at a point in time as the trade occurs and the performance obligation is fulfilled. The remainder of Securities commissions is generated by the spread between purchase and sale price of fixed income security purchases requested by customers, which is outside the scope of ASC 606 and is recognized in accordance with ASC 320, *Investments – Debt and Equity Securities*. The performance obligations are satisfied and the income recognized as the trade occurs.

Gains on trading accounts, net – In the regular course of business, the Company recognizes gains on the sale of investment securities. These gains are recognized in accordance with ASC 320, and are outside the scope of ASC 606.

Revenue from sale of investment company shares – Revenue from sale of investment company shares primarily represents fees for administration of customers' assets invested in third party money market and mutual fund products. The performance obligations related to administration include execution of trades, recordkeeping, and ensuring regulatory compliance of the customers' accounts. These performance obligations are satisfied over time and the related revenue is calculated monthly based on the customers' assets invested. All material performance obligations are satisfied as of the end of each accounting period. The remainder of revenue from sale of investment company shares is commissions on mutual fund trades. The performance obligations of these commissions are executing the specified trade and are priced either

according to the customer's fee schedule or the prospectus. Such income is recognized at a point in time as the trade occurs and the performance obligation is fulfilled.

Fees – Fees represent asset-based fees for investment management. The performance obligations related to investment management include actively managing customer assets by allocating assets across a wide range of mutual funds and other investments. These performance obligations are satisfied over time and the related revenue is calculated monthly based on the assets under management of each customer. All material performance obligations are satisfied as of the end of each accounting period.

Insurance fees and commissions – Insurance fees and commissions includes all insurance-related fees earned, including commissions for individual life, variable life, group life, health, group health, fixed annuity, and variable annuity contracts. The performance obligations related to these revenues primarily represent the placement of insurance policies with the insurance company partners. The fees are based on the contracts with insurance company partners and the performance obligations are satisfied when the terms of the policy have been agreed to and the insurance policy becomes effective.

Other revenue – The Company recognizes other miscellaneous income through a variety of other revenue streams, the most material of which include fees received from UMB Bank for trust relationship manager fees and license maintenance fees. The performance obligations for trust relationship manager fees include acting as an agent and providing fiduciary services for certain trust customers, for which the performance obligations are satisfied over time and the revenue is calculated monthly based on the assets under management of each customer. The performance obligations for license maintenance fees include maintaining FINRA compliance for UMB Bank licensed associates, for which the performance obligations are satisfied over time and the revenue is calculated monthly based on the number of licensed associates.

The Company had no material contract assets, contract liabilities, or remaining performance obligations as of December 31, 2018. Total receivables from revenue recognized under the scope of ASC 606 are $1,526,849 as of December 31, 2018.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

	As Audited	Adjustments*	As filed in form X-17A-5 on January 11, 2019
TOTAL STOCKHOLDER'S EQUITY	$ 26,228,181	$ 76,879	$ 26,305,060
DEDUCTIONS AND CHARGES:			
Prepaid expenses	62,291	—	62,291
Interest receivable	6,703	—	6,703
Other receivable	—	—	—
Deferred income tax asset, net	287,647	(9,290)	278,357
Income Tax Receivable	735,861	100,203	836,064
Total non-allowable assets	1,092,502	90,913	1,183,415
Other deductions and charges	5,046,236	—	5,046,236
Haircuts on investment securities	1,136,449	—	1,136,449
Total	7,275,187	90,913	7,366,100
NET CAPITAL	$ 18,952,994	$ (14,034)	$ 18,938,960
AGGREGATE INDEBTEDNESS:			
Total liabilities	$ 1,615,928	$ 111,349	$ 1,727,277
COMPUTATION OF NET CAPITAL REQUIREMENT - Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000		$ 250,000
EXCESS NET CAPITAL	$ 18,702,994	$ (14,034)	$ 18,688,960
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.09 to 1		0.09 to 1

*The adjustments noted above are post-closing entries subsequent to the filing of the X-17A-5 associated with the income tax allocation from the parent company. These adjustments have no impact to the Company's compliance with Rule 15c3-1.

See accompanying report of independent registered public accounting firm.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

**SCHEDULE OF COMPUTATION FOR DETERMINIATION OF CUSTOMER ACCOUNT RESERVE AND PAB OF BROKERS AND DEALERS AND SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018**

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule and have met all provision exemptions throughout the entire year without exception.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
UMB Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying UMB Financial Services, Inc.'s Exemption Report (the Exemption Report) in which (1) UMB Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 k(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Kansas City, Missouri
March 1, 2019

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Financial Corporation)

UMB FINANCIAL SERVICES, INC.'S EXEMPTION REPORT
DECEMBER 31, 2018

UMB Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Angela Gates
UMB Financial Services, Inc., President
March 1, 2019

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
UMB Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 20X8, which were agreed to by UMB Financial Services, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 20X8, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 20X8, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
March 1, 2019